EXHIBIT 11

AIRGAS, INC.

EARNINGS PER SHARE CALCULATIONS

	Three Months Ended
	June 30,
(In thousands, except per share amounts)	2004	2003
Weighted Average Shares Outstanding:
Basic shares outstanding	74,200	71,900
Stock options and warrants – incremental shares	2,000	2,000

Diluted shares outstanding	76,200	73,900

Net earnings	$22,116	$18,528

Basic earnings per share	$0.30	$0.26

Diluted earnings per share	$0.29	$0.25